

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2015

Via Fax
Craig Abrahams
Chief Financial Officer
Caesars Acquisition Company
One Caesars Palace Drive
Las Vegas, NV 89109

> **Re: Caesars Acquisition Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **File No. 1-36207**

Dear Mr. Abrahams:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note in the Form 10-K for the fiscal year ended December 31, 2014 for Caesars Entertainment Corporation that certain litigation and Noteholder Disputes raise substantial doubt about their ability to continue as a going concern. Please describe to us how the litigation described on pages 47 and 48 of this 10-K impacts your analysis of your ability to continue as a going concern.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Goodwill and Other Non-Amortizing Intangible Assets, page 79

2. We note that CGP LLC's goodwill and other non-amortizing intangible assets are at risk for further partial or total impairment should they experience "minor adverse changes" in their significant assumptions. For each reporting unit that is at risk of failing step one of

the impairment test (defined in ASC 350) please tell us and consider disclosing the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test and
- The amount of goodwill allocated to the reporting unit.

Also, your disclosure indicates that the reporting unit level for long-lived assets is the individual property. Please confirm whether reporting units for goodwill impairment testing is similarly at the individual property level.

Item 8. Financial Statements and Supplementary Data – Caesars Acquisition Company

Note 10 – Related Party Transactions

Investment in Notes from Related Party, page 111

3. We note that the distribution of the CEOC Notes from CGP is accounted for as a reduction of Additional Paid in Capital. Please clarify to us the basis for your accounting treatment of this distribution.

Exhibit 99.1 - Financial Statements of Caesars Growth Partners, LLC

Note 1- Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 14

4. We note your disclosure on page 15 with respect to Interactive Entertainment that CIE must estimate the amount of outstanding purchased virtual currency at each reporting period because they are unable to distinguish between the consumption of purchased or free virtual currency. Please provide additional details regarding the methods used to allocate your virtual currency between purchased currency and free currency.

Note 12 – Litigation, Contractual Commitments and Contingent Liabilities

Horseshoe Baltimore, page 37

5. We note the various lawsuits related to the Horseshoe Baltimore. Please tell us the consideration you gave to the disclosure requirements in ASC 450-20-50.

CEOC Bondholder Litigation, page 38

6. We note on page 40 that "given the uncertainty of litigation combined with the fact that such matters are each in their very preliminary stages ..." you cannot provide the "range of potential losses." Please supplementally explain to us the procedures you undertake on

a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and tell us the specific factors that are causing the inability to estimate a range for each material matter. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Additionally, ASC 450 does not use the term "potential"; therefore, in future filings please provide disclosure relative to reasonably possible losses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief